Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
(dollars in 000's)	2008	2007	2008	2007	2007	2006	2005	2004	2003
Earnings	($141,196)	($282,165)	($82,098)	($155,775)	($688,767)	$405,396	$858,443	$675,748	$389,940

Fixed Charges	$33,757	$35,877	$16,949	$17,430	$70,529	$80,915	$67,459	$43,011	$43,977

(Loss) Earnings to Fixed Charges	(4.18)	(7.86)	(4.84)	(8.94)	(9.77)	5.01	12.73	15.71	8.87

Ratio Before Reclassification of Costs Associated with the Early Extinguishment of Debt (1)	(4.18)	(7.86)	(4.84)	(8.94)	(9.77)	5.01	12.73	15.71	8.87

(Loss) Earnings:

Pretax (Loss) Earnings from Continuing Operations	(178,766)	(314,709)	(101,540)	(171,028)	(756,464)	333,137	808,763	636,914	348,223

Add: Fixed Charges	33,757	35,877	16,949	17,430	70,529	80,915	67,459	43,011	43,977
Less: Capitalized Interest	(28,917)	(28,876)	(14,464)	(14,435)	(57,791)	(58,141)	(51,872)	(32,879)	(26,779)
Add: Amortization of Previously Capitalized Interest	32,730	25,543	16,957	12,258	54,959	49,485	34,093	28,702	24,519

Total (Loss) Earnings	(141,196)	(282,165)	(82,098)	(155,775)	(688,767)	405,396	858,443	675,748	389,940

Fixed Charges:

Homebuilding and corporate interest expense	0	0	0	0	0	0	0	0	0
Mortgage lending interest expense	210	1,010	80	359	1,581	8,816	3,850	1,946	1,967
Interest component of rent expense	2,261	4,049	1,126	1,664	7,109	9,852	7,369	5,462	3,897
Amortization and expensing of debt expenses (1)	2,369	1,942	1,279	972	4,048	4,106	4,368	2,724	11,334
Capitalized interest	28,917	28,876	14,464	14,435	57,791	58,141	51,872	32,879	26,779

Total Fixed Charges	33,757	35,877	16,949	17,430	70,529	80,915	67,459	43,011	43,977

(1)	2003 includes $9,315 of expenses related to debt redemption.